Exhibit (a)(5)F)

EXTERNAL FAQ

FORPOSTING ON WWW.ACTEL.COM

AdR Oct 1 2010

OVERVIEW

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Microsemi has entered into a definitive agreement with Actel Corporation to acquire the company through a cash tender offer at $20.88 per share, for a net transaction value of approximately $430 million, net of Actel’s projected cash balance at closing.

•	This acquisition extends the world’s most complete technology portfolio—solving the most difficult system challenges where power, precision, efficiency and reliability are critically important.

•	The acquisition strengthens Microsemi’s position in its 4 focused markets: security and defense, commercial aerospace and satellite, enterprise and commercial and Industrial markets.

•	The transaction is targeted to close this quarter.

•	The combined companies will be known as Microsemi Corporation

FREQUENTLY ASKED QUESTIONS ABOUT THE ACQUISITION:

1.	Who is Microsemi?

Microsemi Corporation (NASDAQ: MSCC )is a leading manufacturer of high performance analog-mixed signal integrated circuits, high reliability semiconductors, and RF subsystems. Headquartered in Irvine, California, Microsemi serves premier companies in four broad markets: security and defense, aerospace, enterprise and commercial, and industrial including medical and alternative energy. You can read more about the company at www.microsemi.com

2.	What are the strategy and benefits of the acquisition?

The acquisition is a major step in Microsemi’s continuing strategy to serve targeted, high-value growth markets that have substantial barriers to entry and are characterized by difficult system challenges with very few competitive solutions. More specifically, the acquisition brings key programmable system on chip (SoC) and mixed-signal FPGA technologies to Microsemi’s already strong analog, mixed-signal IC and subsystem portfolio, which enhances our product offering and provides an important ingredient for solidifying our position in customers’ next-generation roadmaps. The new, expanded portfolio deepens Microsemi’s value proposition, combining an ideal mix of products, technologies, customer engagements and channel relationships that are well-aligned both in established markets and emerging segments such as medical and alternative energy. It enables Microsemi to increase customer penetration at current accounts while broadening the company’s customer base and TAM opportunities.

EXTERNAL FAQ

FORPOSTING ON WWW.ACTEL.COM

AdR Oct 1 2010

3.	Why Actel?

Actel was the ideal company to help us broaden our offering while enabling important integration opportunities as we continue to move up the system value chain and solve higher-level problems for our customers.

First of all, Actel’s history and expertise in radiation-tolerant FPGAs is a perfect complement to Microsemi’s focus on high-reliability solutions for the space and defense markets. Additionally, Microsemi has been exploring options to enhance its portfolio with programmable technology for quite some time, in order to offer even higher value to our customers. Actel’s focus on flash-based FPGAs with the industry’s lowest power consumption, combined with its unique SmartFusion™ devices — the industry’s first intelligent mixed-signal FPGAs — fully aligns with Microsemi strategy to build a strategic competitive advantage that offers increasingly higher levels of integration within our targeted markets.

4.	What key competitive advantages will the acquisition give the combined companies?

The acquisition will give Microsemi the industry’s most comprehensive product portfolio targeted at solving complex system problems in high-value market applications. We will offer the most differentiated products to our focused markets, delivering higher levels of integration, functionality and performance across a broader range of system requirements.

5.	Will Actel’s product lines continue after the acquisition?

Actel’s product brands have earned a strong reputation in the industry such as Igloo, Fusion, SmartFusion, RTAX, etc. Microsemi is fully committed to the success of these products in the market.

6.	If I am a customer, will my sales contact, rep or disti change?

Until the transaction is finalized, it is business as usual and you should continue to receive the same best in class support from your Actel or distributor sales person or FAE.

7.	If I am a partner or vendor, will my contact change?

Until the transaction is finalized, it is business as usual and you can continue to engage with your regular Actel contact.

In connection with the tender offer commenced by Microsemi, the Company will file with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) after it is filed prior to making any decisions with respect to Microsemi’s tender offer because it will contain important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company may file with the SEC will be available at the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department at 650-318-4700. This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Microsemi’s tender offer or otherwise